October 25, 2005

Mr. Kevin Vaughn
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Vaughn:

      Re:   CIT Group Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2004
            Form 10-Q for the Fiscal Quarter ended June 30, 2005
            File No. 001-31369

      This letter is being submitted on behalf of CIT Group Inc. (the "Company") in response to the comment letter of the staff of the Securities and Exchange Commission dated and received by the Company on September 29, 2005 relating to the Company's Annual Report on Form 10-K for the year ended December 31, 2004 and Form 10-Q for the second quarter ended June 30, 2005 (File No. 001-31309). The responses set forth below have been organized in the same manner in which the staff's comments were organized. The Company believes that its responses address all of the staff's comments.

      In addition, as requested by the staff, the Company acknowledges that:

      o it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Form 10-Q;

Mr. Kevin Vaughn
U.S. Securities and Exchange Commission
October 25, 2005
Page 2


      o staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Form 10-K and Form 10-Q; and

      o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the fiscal year ended December 31, 2004

Management's Discussion and Analysis
Off Balance Sheet Arrangements
Securitization Program - page 45

1.    Please tell us the following related to the SPEs:

      o Specifically tell us if you consider the SPEs described on page 46 to be qualifying SPEs under paragraph 35 of SFAS 140. If so, please provide us with your analysis as to how you made this determination.

      o If you do not consider the SPEs to be qualifying SPEs under paragraph 35 of SFAS 140, provide your analysis as to how you determined that these entities should not be consolidated in your financial statements under FIN 46.

      o Tell us if you have obtained a legal opinion that the sale of loans or leases to these SPEs qualifies as a sale under SFAS 140.

Company response

All of our off-balance sheet securitization programs meet the sale criteria and utilize qualifying SPEs ("QSPE") as defined under SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities". As noted below, we obtain a legal opinion on the sale of the assets, although the opinion does not specifically address SFAS 140.

In our securitization programs, we sell receivables (Transferred Assets) to a QSPE, which issues beneficial interests in the form of notes or certificates to third parties.

Our analysis of the structures includes a review of paragraph 9 and covers the following:

      o     Paragraph 9a: Transferred Assets are isolated from transferor

            o We obtain an opinion from outside counsel that the Transferred Assets are isolated from the transferor, even in bankruptcy.

Mr. Kevin Vaughn
U.S. Securities and Exchange Commission
October 25, 2005
Page 3


      o Paragraph 9b: Beneficial Interest Holder (BIH) has the right to pledge or exchange their interests, and no conditions that constrain the BIH also provide benefit to the transferor.

            o There are no restrictions on the beneficial interest holders' (note holders' / certificate holders') right to transfer their ownership interest, and there are no conditions that constrain the beneficial interest holder and also benefit the transferor.

      o Paragraph 9c: Transferor does not maintain control through an agreement that obligates transferor to repurchase assets before maturity or the ability to unilaterally repurchase specific assets.

            o Repurchase ability is limited to 10% clean-up calls or breaches of representation or warranty. The ability to substitute contracts is limited to a predefined substitution event triggered by the obligor on the securitized loans or leases, such as a breach of representation or warranty, prepayment and a limited amount of defaulted receivables.

We also analyze the structure and permitted activities of the QSPE in accordance with paragraph 35, including the following:

      o Paragraph 35a: The QSPE is distinct from the transferor and at least 10% of beneficial interests are owned by third parties.

            o The transferor is not entitled to unilaterally revoke or terminate the QSPE, except after the earlier of (i) the note holders / certificate holders having been paid all the principal and accrued interest in full (including the clean up call provision discussed in 9c) or (ii) after the last maturity or liquidation of all assets. In our transactions, the QSPE issues notes/certificates to third parties with a face amount greater than 80% of Transferred Assets at closing in all cases, and typically greater than 90% of Transferred Assets.

      o Paragraph 35b: The QSPE has significantly limited permitted activities that are all specified in the original legal documents and can only be changed with the approval of at least a majority of the non-affiliated BIHs.

            o The transaction documents contain the permitted activities of the QSPE, which are significantly limited to managing the assets and distributing benefits to the beneficial interest holders, and any amendment requires the approval of at least a majority of the third party BIHs.

      o     Paragraph 35c: The QSPE may hold only:

            1.    Passive, non-equity financial assets:

                  o Transferred Assets at inception are passive, are comprised of secured loans and the contractual cash flows from capital leases, and specifically exclude direct ownership in equipment or real property.

Mr. Kevin Vaughn
U.S. Securities and Exchange Commission
October 25, 2005
Page 4


            2. Passive derivatives with non-affiliated parties pertaining to non-affiliated beneficial interest:

                  o If the QSPE enters into a derivative transaction it does so solely to hedge its interest rate risk. The notional amount of the derivative does not exceed the amount of the third party beneficial interest.

            3. Transaction documents executed at closing describe any guarantees, liquidity agreements, etc. if applicable:

                  o     This is not applicable to our structures.

            4.    Servicing rights for assets it holds:

                  o The QSPE retains servicing rights of the assets and enters into a servicing agreement at closing with the transferor or an affiliate of the transferor to service the assets.

            5. Non-financial assets acquired in connection with collection/liquidation efforts:

                  o The QSPE maintains a direct or indirect first priority perfected security interest in the equipment or property and receives liquidation proceeds from defaulted contracts or through vendor recourse agreements.

                  o For structures involving home lending receivables, the QSPE may temporarily hold foreclosed collateral resulting from collection activities related to Transferred Assets that subsequently defaulted.

            6.    Cash collected on financial assets and short-term investments:

                  o Cash related to cash reserve accounts or collection accounts can only be invested in eligible investments described in the transaction documents and must meet specific rating and maturity requirements (i.e. AAA rated, money market funds). Earnings on permitted investments are distributed to the BIHs.

      o Paragraph 35d: The QSPE can sell non-cash financial assets only in automatic response to the following:

            1. Decline in fair value of the assets outside the control of the transferor that is defined in the transaction documents:

                  o     This not applicable to our structures.

            2. Exercise of a put right by a non-affiliated beneficial interest holder:

                  o     This is not applicable to our structures.

            3. Exercise of a Removal of Accounts Provision specified in the legal documents:

                  o     This is not applicable to our structures.

            4. Termination of the QSPE or maturity of the beneficial interests at a fixed or predetermined date that is specified in the legal documents.

                  o The underlying legal documents provide for a stated final maturity date for all notes/certificates.

Mr. Kevin Vaughn
U.S. Securities and Exchange Commission
October 25, 2005
Page 5


Consolidated Financial Statements
Note 1 - Business and Summary of Significant Accounting Policies - page 58 Lease Financing - page 59

2. Despite the turmoil in the aircraft industry since September 11, 2001, your disclosures suggest that you did not recognize any significant SFAS 144 impairment losses related to your aircraft assets during 2002, 2003, 2004 or the first six months of 2005. Please provide us with:

            o A description of the method you use to determine the expected future cash flows needed to calculate whether future undiscounted cash flows exceed the current asset carrying amount;

            o An analysis of how you considered decreases in lease rates in determining expected future cash flows; and

            o A description of the method you use to determine the fair value of aircraft assets for which impairment has occurred.

Company response

            o A description of the method you use to determine the expected future cash flows needed to calculate whether future undiscounted cash flows exceed the current asset carrying amount.

The following describes the methodology we use to determine the expected future undiscounted cash flows needed to calculate whether such future undiscounted cash flows exceed the current asset carrying amount.

Our methodology distinguishes between Out-of-Production and In-of-Production aircraft, due to the significant differences in their remaining useful economic lives. For Out-of-Production aircraft, which have shorter remaining useful economic lives, we use the existing lease rentals, projected lease rentals for periods beyond the existing lease term and a terminal (scrap) residual value. For In-Production aircraft, which have long remaining useful economic lives, we use the existing lease rentals plus estimated fair value at the end of the existing lease term.

                           Out-of-Production Aircraft

"Out-of-Production" aircraft types in CIT's operating lease portfolio as of December 31, 2004 totaled $1.4 billion and included:

Airbus A310-300
Boeing 727-200, 737-200, 737-300, 737-400, 737-500, 747-200, 757-200, 767-300
McDonnell Douglas (Boeing) DC-10, MD-82, MD-83, MD-87, MD-11
Bombardier Dash 8
Dornier 328
SAAB 340

Mr. Kevin Vaughn
U.S. Securities and Exchange Commission
October 25, 2005
Page 6


Cash flows from existing leases (lease rentals) are combined with projected future cash flows (lease rentals) for the period beyond the existing lease term, and a residual value (projected future fair value) at the end of the asset's estimated useful economic life. This method captures all relevant cash flows over the remaining useful economic life of the asset. Projected future cash flows (lease rentals) and a terminal (scrap) residual value (projected future fair value) are determined from market data and independent appraisal firms.

                             In-Production Aircraft

"In-Production" aircraft types in CIT's operating lease portfolio as of December 31, 2004 totaled $3.0 billion and included:

Airbus A319, A320, A321, A330-200, A330-300, A340-300
Boeing 737-700, 737-800, 747-400, 777-200ER

Expected future undiscounted cash flows are determined by adding, for each lease, the cash flows from existing leases (lease rentals) to the projected future fair value of the equipment at the end of the lease term. This method captures all relevant cash flows over the remaining useful economic life of each asset. The projected future fair value at lease termination is developed from appraisal values published by five independent appraisal firms (see response to Question 3), with the high and low appraisal values being eliminated to reduce the potential impact of any aberrational appraisal values. Appraisals are based on values for "mid-life" aircraft that assumes a maintenance level resulting in the various components being at the midpoint of their service life. We adjust the appraised values to reflect any differences relating to maintenance conditions between those appraised values and our assets. The remaining three appraised values are then used to develop an appraisal range of projected future fair value.

If our projected net book value at end of a lease term falls within the appraisal range of projected future fair value, then such projected net book value is used as the projected future fair value of the equipment at end of lease term. If our projected net book value at the end of a lease term is above the appraisal range of projected future fair value, then we use the average of the remaining three appraisal values and adjust depreciation prospectively over the remaining lease term to reduce the net asset value to the average appraisal amount. If our projected net book value at the end of a lease term is below the appraisal range of future fair value, we generally do not adjust depreciation prospectively.

o An analysis of how you considered decreases in lease rates in determining expected future cash flows.

For Out-of-Production aircraft, decreases in lease rates are determined from market data and independent appraisal firms. If a renegotiation or restructuring of a lease results in lower rental payments, we determine the expected future cash flows using the revised rental payments. For

Mr. Kevin Vaughn
U.S. Securities and Exchange Commission
October 25, 2005
Page 7


In-Production aircraft, decreases in lease rates projected beyond the existing lease term are captured in the appraisal values used to determine projected future fair value at the end of the existing lease term.

            o A description of the method you use to determine the fair value of aircraft assets for which impairment has occurred.

      Fair value methodology when impairment has occurred

When the sum of the future undiscounted cash flows is less than the current net book value of an asset, impairment is determined to exist. We then determine our best estimate of fair value, for both In- and Out-of-Production aircraft, by analyzing all relevant and available market data, with greater weight assigned in the following order of priority:

      o     Third party cash sales for similar equipment;

      o     Published appraisal data;

      o     Other marketplace data; and

      o Discounted cash flow models, utilized to determine estimated fair values in the event that these sources of value are not available or relevant.

Impairment is measured as the amount by which the current net book value of the asset exceeds its estimated fair value.

3. You state that you consider lease rates provided by appraisers in determining aerospace asset fair value on page 38. Please tell us:

            o     How many appraiser valuations you receive;

            o Whether you use the appraiser determined market value or base value of the aircraft; and

            o Whether you use the average appraisal value you receive or choose between the appraisal values provided. If the latter, please explain how those choices are made.

Company response

            o     How many appraiser valuations you receive;

We use publications (updated twice a year) provided by five independent appraisal firms. They are:

      The Aircraft Value Analysis Company
      Avitas
      Aviation Specialists Group
      IBA Group
      Avmark

Mr. Kevin Vaughn
U.S. Securities and Exchange Commission
October 25, 2005
Page 8


From time to time, we also will request an appraisal for a specific aircraft if a specific event (such as a bankruptcy) has occurred. In addition to aircraft values, three of the companies (The Aircraft Value Analysis Company, Aviation Specialists Group, and IBA Group) also include current lease rate data and The Aircraft Value Analysis Company includes future lease rate data. We also review industry newsletters that include aircraft value and lease rate information.

            o Whether you use the appraiser determined market value or base value of the aircraft;

            o Whether you use the average appraisal value you receive or choose between the appraisal values provided. If the latter, please explain how those choices are made.

The appraisers define their values in slightly differing terms. Avitas, Aviation Specialists Group and IBA Group provide both current market values and base values for the current year (e.g., 2005), but only base values for future years. Avmark does not differentiate between current market value and base value; they only provide one value for the current year (e.g., 2005) and one value for future years. The Aircraft Value Analysis Company appraisals give a range of market values ("Best," "Mid" and "Worst") for the current year (e.g., 2005) and for future years.

We believe that Avmark's valuation and the "Mid" value in The Aircraft Value Analysis Company's "Market Value" range to be equivalent to current market value as provided by the other 3 appraisal firms and that Avmark's valuation and the "Mid" value in The Aircraft Value Analysis Company's "Market Value" range to be equivalent to the "base value" provided by the other 3 appraisal firms for future years.

We utilize appraisers' base values when projecting future fair value of equipment at the end of the lease term for purposes of determining whether impairment exists. (See our response to Question 2.) We utilize appraisers' current market values, as described above, in determining estimated fair value for purposes of measuring impairment.

In determining estimated fair value, we use the average of the middle three of five appraisals (with the high and low appraisal values eliminated). For engines and turboprop aircraft, where the number of available appraisals is limited, we use the current market value of one appraiser, Avitas.

4. Paragraph 26 of SFAS 144 requires the following information to be disclosed in the notes to financial statements that include a period in which an impairment loss is recognized:

            o A description of the impaired long-lived asset (asset group) and the facts and circumstances leading to the impairment,

            o If not separately presented on the face of the statement, the amount of the impairment loss and the caption in the income statement that includes that loss

Mr. Kevin Vaughn
U.S. Securities and Exchange Commission
October 25, 2005
Page 9


            o The method or methods for determining fair value (whether based on a quoted market price, prices for similar assets, or another valuation technique), and

            o The segment in which the impaired long-lived asset (asset group) is reported under FASB Statement No. 131.

      Please include these disclosures in future filings and provide your proposed disclosure.

Company response

In the past, we have disclosed information on impairment losses in MD&A. Prospectively, we also will include our disclosures in the notes to the financial statements for periods in which significant impairment losses are recognized.

Our proposed footnote disclosure is as follows:

Earnings for the period ended [Month] [Day], 200x in Segment XYZ included an additional $xx.x million impairment charge to reduce assets [clarify nature of impaired assets] to estimated fair value. The expected future cash flows no longer supported the corresponding carrying value [clarify nature of facts causing impairment], resulting in the impairment charge recorded in ABC caption in our financial statements.

The expected future undiscounted cash flows utilized to determine impairment included cash flows from the existing lease as well as projected lease rentals beyond existing lease termination and a residual value (projected fair value) at the end of each asset's estimated useful life. These projections were determined based on appraisal information and other market data. The impairment charge represents the excess of the asset's book value over corresponding estimated fair value. Estimated fair value was developed from third party cash sales, other market data, independent appraisal data from multiple sources and discounted cash flow models.

Note 9 - Derivative Financial Instruments, page 73

5. Please tell us the following related to your derivative instruments, and revise your future filings to include the information:

            o Clearly describe the terms of both the hedging instrument and the hedged item.

            o Tell us how you determined that these hedging relationships met all of the criteria of paragraphs 20-21 or 28-29 of SFAS 133 to qualify as fair value or cash flow hedges.

            o For each type of hedging relationship, identify whether you use the long-haul method, the short-cut method, or matched terms to assess the effectiveness of that hedge.

            o Describe how you assess hedge effectiveness and measure hedge ineffectiveness.

            o For any hedges for which you apply the short cut method of assessing hedge effectiveness, tell us in detail how you determined that such hedges met the specific conditions of paragraph 68 of SFAS 133 to qualify for such treatment.

Mr. Kevin Vaughn
U.S. Securities and Exchange Commission
October 25, 2005
Page 10


Company response

            o Clearly describe the terms of both the hedging instrument and the hedged item.

            o For each type of hedging relationship, identify whether you use the long-haul method, the short-cut method, or matched terms to assess the effectiveness of that hedge.

            o Describe how you assess hedge effectiveness and measure hedge ineffectiveness.

            o For any hedges for which you apply the short cut method of assessing hedge effectiveness, tell us in detail how you determined that such hedges met the specific conditions of paragraph 68 of SFAS 133 to qualify for such treatment.

The following tables and related notes (amounts in $ millions) provide details of the terms of our hedging instruments, associated hedged items and the method of assessing hedge effectiveness in groupings that are consistent with the information in Note 9 to our December 31, 2004 financial statements included on page 73 in Form 10-K.

Interest rate swaps - variable rate to fixed rate: We pay a fixed rate of interest and receive a variable rate of interest. These swaps hedge the cash flow variability associated with forecasted commercial paper issuances and specific variable rate debt.

   Notional       Number of                   Hedged                           Hedge              Effectiveness      Ineffectiveness
    Amount        Contracts                    Item                   Classification / Method       Assessment          Measurement
------------------------------------------------------------------------------------------------------------------------------------
($ in millions)
    3,054.1           73       Cash flow variability related to        Cash flow - long haul           (1)                  (1)
                               forecasted commercial paper issuances
      479.5           13       Cash flow variability associated        Cash flow - short cut           (2)                  (2)
                               with specific variable-rate debt
-----------------------------
    3,533.6           86
=============================

      (1) For our hedges of forecasted commercial paper issuances denominated in Canadian and Australian Dollars (the International Programs) and the U.S. commercial paper program, we use regression analysis on a prospective basis to assess effectiveness at the inception of the hedge and prospective and retrospective regression analysis on a quarterly basis thereafter to ensure that the hedge remains highly effective. We define an effective hedge relationship as an R(2) of at least 0.8 with a slope ranging between -.80 to -1.20 in applying regression analysis. Ineffectiveness related to hedging the forecasted issuance of

Mr. Kevin Vaughn
U.S. Securities and Exchange Commission
October 25, 2005
Page 11


            these commercial paper issuances is measured using the hypothetical derivative method. In our U.S. commercial paper program, we use the change in variable cash flows method according to DIG Issue G7 "Cash Flow Hedges: Measuring the Ineffectiveness of a Cash Flow Hedge Under Paragraph 30(b) When the Shortcut Method Is Not Applied." In all the hedge relationships, the one-month index more appropriately matches the hedged item because our forecasted commercial paper issuances are monthly 30 day issuances. As a result, for 59 of the swaps (with notional amount of $2,505 million) that have interest payments based on one-month indices, there is no ineffectiveness. For the International Programs, the ineffectiveness results from three swaps with a notional amount of $106 million due to differences in fair value related to hypothetical derivatives indexed to one-month indices versus fair value changes relating to the swap indexed to three month and six month indices. For the U.S. program, the ineffectiveness results from 11 swaps with a notional amount of $443 million based on a comparison of the change in fair value of the floating-rate leg of the swap (based on three and six month indices) and the hedged floating-rate cash flows on the forecasted commercial paper issuance. Ineffectiveness is recorded as an addition or reduction to interest expense in the consolidated financial statements.

      (2) These transactions meet the requirements of paragraph 68 of SFAS 133 as the critical terms of the debt and derivative match in accordance with the nine conditions relating to cash flow hedges. Therefore, there is an assumption of no ineffectiveness. Each swap's fair value was zero at inception and none of the debt contains options to either call or prepay the debt prior to maturity.

Mr. Kevin Vaughn
U.S. Securities and Exchange Commission
October 25, 2005
Page 12


Interest rate swaps - fixed rate to variable rate: We pay a variable rate of interest and receive a fixed rate of interest. These swaps hedge specific fixed rate debt instruments and the interest rate variability associated with specific variable rate assets.

   Notional       Number of                   Hedged                           Hedge              Effectiveness      Ineffectiveness
    Amount        Contracts                    Item                   Classification / Method       Assessment          Measurement
------------------------------------------------------------------------------------------------------------------------------------
($ in millions)
   7,223.9           52        Specific fixed-rate debt                Fair value - short cut          (1)                  (1)
     418.7            3        Cash flow variability associated        Cash flow - long haul           (2)                  (2)
                               with specific variable-rate assets
---------------------------
   7,642.6           55
===========================

      (1) These transactions meet the requirements of paragraph 68 of SFAS 133 as the critical terms of the debt and derivative match in accordance with the nine conditions relating to fair value hedges. Each swap's fair value was zero at inception. The fixed-rate debt in the table above includes $628 million (and an offsetting notional amount of 8 swaps) of publicly issued debt that contains a call option which gives CIT the right but not the obligation to call the debt at par two years from the settlement date and on every interest payment date thereafter. The swap is structured such that it contains a written mirror-image call option. The other hedged items do not contain any options to either call or prepay the debt prior to maturity. Therefore, in all cases, there is an assumption of no ineffectiveness.

      (2) We use regression analysis to prospectively assess effectiveness at the inception of the hedge and both prospectively and retrospectively on a quarterly basis to ensure that the hedge remains highly effective. We define an effective hedge relationship as an R(2) of at least 0.8 with a slope ranging between -.80 to -1.20 in applying regression analysis. Ineffectiveness related to hedging these variable rate assets is measured utilizing the hypothetical derivative method, based on a comparison of the change in fair value of the actual swap designated as the hedging instrument and the change in fair value of a hypothetical swap with terms that identically match the critical terms of the specific variable rate assets. In this case, the ineffectiveness results from differences in fair value (corresponding to all three swaps) related to hypothetical derivatives indexed to one-month indices versus fair value changes relating to the swap indexed to three-month indices, as the one-month index more appropriately matches the hedged item. Ineffectiveness is recorded as an addition or reduction to interest expense in the consolidated financial statements.

Mr. Kevin Vaughn
U.S. Securities and Exchange Commission
October 25, 2005
Page 13


Cross-currency swaps: The types of cross currency swaps that we utilize in our hedging strategies are summarized in the table and related notes below. Cross currency swaps are used to hedge: (1) specific foreign denominated debt or the variability of related cash flows (references A - D) and (2) loans to and net investments in foreign operations (references E - G).

Ref.       Notional     Number of           Hedged                   Hedge             Hedge        Effectiveness   Ineffectiveness
            Amount      Contracts            Item               Classification         Method         Assessment       Measurement
       -----------------------------------------------------------------------------------------------------------------------------
       ($ in millions)
A)            837.2         5         Foreign denominated      Foreign currency     Long haul -           (1)             (1)
                                      fixed-rate debt          fair value           matched terms
B)            603.4         2         Foreign denominated      Foreign currency     Long haul -           (2)             (2)
                                      variable-rate debt       fair value           matched terms
C)            631.6        12         Foreign denominated      Foreign currency     Long haul -           (1)             (1)
                                      fixed-rate debt          cash flow            matched terms
D)              2.3         1         Foreign denominated      Foreign currency     Long haul -           (1)             (1)
                                      variable-rate debt       cash flow            matched terms
E)            157.6        16         Foreign currency         Foreign currency     Long haul -           (1)             (1)
                                      loans to subsidiaries    cash flow            matched terms
F)             36.5         2         Foreign currency         Foreign currency     Long haul -           (2)             (2)
                                      loans to subsidiaries    fair value           matched terms
G)            418.7         3         Foreign currency equity  Foreign currency     Long haul             (3)             (3)
                                      investments in           net investment
                                      subsidiaries
       --------------------------------
            2,687.3        41
       ================================

      (1) These transactions meet the requirements of paragraph 65 of SFAS 133 as critical terms of the entire debt instrument and the derivative match. Each swap's fair value was zero at inception. As these cross-currency swaps qualify for the long haul method with matched terms, there is no ineffectiveness to recognize in earnings during the term of the hedge.

      (2) The change in fair value of these currency swaps is recorded in earnings, as is the translation of the corresponding variable rate debt instruments and loans to subsidiaries. This accounting is based on guidance in paragraph 27 of SFAS 138 and SFAS 52 that requires re-measurement based on spot exchange rates regardless of whether a fair value or cash flow hedging relationship exists. Ineffectiveness results from the mark-to-market component of the swap related to interest rate changes and is recorded as an addition or reduction to interest expense in the consolidated financial statements.

Mr. Kevin Vaughn
U.S. Securities and Exchange Commission
October 25, 2005
Page 14


      (3) The swaps hedge a fixed amount of net investments in foreign operations existing at the inception of the hedge. Total net investments in foreign subsidiaries exceed notional amounts of the swaps. We record the currency translation adjustments of the swaps and the net investment positions in other comprehensive income in accordance with paragraph 42 of SFAS 133 and SFAS 52. As we measure ineffectiveness based on the forward method in accordance with DIG issue H8, this strategy does not result in ineffectiveness.

The following description of the various cross-currency swaps corresponds to the reference (letters) in the table above:

A. We pay a U.S. variable rate of interest and receive a fixed foreign rate of interest. These swaps hedge the fair value changes in foreign currency and interest rates associated with specific foreign denominated fixed rate debt and are designated as foreign currency fair value hedges.

B. We pay a U.S. variable rate of interest and receive a variable foreign rate of interest. These swaps hedge the fair value changes in foreign currency associated with specific foreign denominated variable rate debt and are designated as foreign currency fair value hedges.

C. We pay a U.S. fixed rate of interest and receive a fixed foreign rate of interest. These swaps hedge the currency and interest rate cash flow variability associated with payments on specific foreign denominated fixed rate debt and are designated as foreign currency cash flow hedges.

D. We pay a U.S. fixed rate of interest and receive a variable foreign rate of interest. These swaps hedge the currency and interest rate cash flow variability associated with payments on specific foreign denominated variable rate debt and are designated as foreign currency cash flow hedges.

E. We receive a U.S. fixed rate of interest and pay a fixed foreign rate of interest. These swaps hedge the currency and interest rate cash flow variability associated with payments on specific fixed rate foreign denominated inter-company receivables and are designated as foreign currency cash flow hedges.

F. We receive a U.S. variable rate of interest and pay a variable foreign rate of interest. These swaps hedge the fair value currency changes associated specific foreign denominated variable rate inter-company receivables and are designated as foreign currency fair value hedges.

G. We receive a U.S. fixed rate of interest and pay a fixed foreign rate of interest. These swaps designated as net investment hedges of foreign denominated investments in subsidiaries.

The table above excludes six contracts with a total U.S. notional amount of $197.5 million that are economic hedges, but do not qualify for hedge accounting under SFAS 133. These contracts are marked to fair value at each financial statement date with the corresponding changes in fair value recognized in other revenue.

Mr. Kevin Vaughn
U.S. Securities and Exchange Commission
October 25, 2005
Page 15


Foreign currency forward exchange contracts: We sell various foreign currencies forward. These contracts are designated as either cash flow hedges of specific foreign denominated inter-company receivables or as net investment hedges of foreign denominated investments in subsidiaries.

    Notional     Number of               Hedged                      Hedge                 Hedge      Effectiveness  Ineffectiveness
     Amount      Contracts                Item                  Classification            Method        Assessment      Measurement
------------------------------------------------------------------------------------------------------------------------------------
($ in millions)
    1,611.7         202        Foreign currency loans          Foreign currency        Long haul -          (1)             (1)
                               to subsidiaries                 cash flow               matched terms
    1,207.4          61        Foreign currency equity         Foreign currency        Long haul            (2)             (2)
                               investments in subsidiaries     net investment
---------------------------
    2,819.1         263
===========================

      (1) These transactions meet the requirements of paragraphs 65 of SFAS 133 as critical terms of the derivative and the entire debt instrument match. Therefore, these forward exchange contracts qualify for the long haul method with matched terms and there is no ineffectiveness to recognize in earnings during the term of the hedge.

      (2) The forward exchange contracts hedge a fixed amount of net investments in foreign operations existing at the inception of the hedge. Total net investments in foreign subsidiaries exceed the forward exchange contract amounts. We record the currency translation adjustments of the forward contracts and the net investment positions in other comprehensive income in accordance with paragraph 42 of SFAS 133 and SFAS 52. As we measure ineffectiveness based on the forward method in accordance with DIG issue H8, this strategy does not result in ineffectiveness.

Mr. Kevin Vaughn
U.S. Securities and Exchange Commission
October 25, 2005
Page 16


Bond forward contracts: We contract to receive or pay an amount at the end of the contract based upon movement in treasury rates during the term of the contract. These contracts were designated through their expiration dates in the first quarter of 2005 as cash flow hedges of forecasted sales of specific fixed rate assets (for which the sales took place in the first quarter of 2005).

    Notional       Number of          Hedged                   Hedge                 Hedge         Effectiveness     Ineffectiveness
     Amount        Contracts           Item                Classification            Method          Assessment         Measurement
------------------------------------------------------------------------------------------------------------------------------------
($ in millions)
      49.1             2         Proceeds from the     Cash flow hedge of a       Long haul -            (1)                (1)
                                 forecasted sale       forecasted transaction     matched terms
                                 of assets

      (1) These transactions meet the requirements of paragraph 65 of SFAS 133 for long haul method - matched terms and therefore there is no ineffectiveness to recognize in earnings during the term of the hedge.

The range of maturities and interest rates associated with these derivative contracts as of December 31, 2004 is detailed further in Note 9 on page 73 of our Form 10-K. Maturity and interest rate information relating to the debt portfolio as of December 31, 2004 is presented in Note 8 on page 71 of our Form 10-K.

            o Tell us how you determined that these hedging relationships met all of the criteria of paragraphs 20-21 or 28-29 of SFAS 133 to qualify as fair value or cash flow hedges.

When we identify an interest rate or foreign currency exposure, we structure, to the degree possible, a hedge / derivative transaction with terms that match the hedged item, including notional amount, rate, indices, currency, frequency of periodic payments and option features, if applicable. For each hedge transaction, we complete formal documentation contemporaneously with the execution of the hedge contract. This documentation is directly derived from SFAS 133 and relevant DIG items, includes a derivative transaction checklist, and is part of our formal policies and procedures manual. The policy manual details the hedge strategies that encompass the types of transactions we engage in, all of which are designed to hedge interest rate and foreign currency risk generated in the normal course of business.

The derivative transaction checklist, which is completed prior to the inception of the hedge, documents the relevant characteristics and terms of the hedge / derivative transaction and the corresponding hedged item, and is used to determine and document both the SFAS 133 strategy as well as the appropriate hedge accounting treatment. The hedge strategy section of the policy manual lists our predetermined strategies, as well as the details of the hedge type, the hedged item, the assessment of effectiveness, and the measure, if necessary, of hedge ineffectiveness. Based on the characteristics of the hedge and the hedged item as is documented in our procedures, the appropriate assessment of effectiveness and measure of ineffectiveness is

Mr. Kevin Vaughn
U.S. Securities and Exchange Commission
October 25, 2005
Page 17


determined. Our contemporaneous documentation also includes approval forms, which summarize the economic objective, SFAS 133 hedge strategy, detail of the hedge and the hedged item and standard trade tickets, which include transaction specifics as well as transaction approvals and reference to the hedged item and SFAS 133 hedge strategy.

Our procedures allow us to conclude that we may expect that our hedges will be highly effective, both initially and on an ongoing basis, and that our forecasted transactions qualify for cash flow hedge accounting under SFAS 133.

We will modify our disclosure beginning with the December 31, 2005 Form 10-K to present our hedge strategies by each type of derivative instrument.

Note 17 - Commitments and Contingencies, page 86

6. Please tell us and disclose in future filings the terms of your purchase commitments, including whether you have a fixed purchase price commitment or a purchase commitment based on market value at the time the purchase is made. Also, please tell us how you evaluate any impairment related to your purchase commitments if they are not priced at market value at the time of purchase. Please provide us with your proposed disclosures.

Company response

      Please tell us and disclose in future filings the terms of your purchase commitments, including whether you have a fixed purchase price commitment or a purchase commitment based on market value at the time the purchase is made.

Our firm purchase commitments relate predominantly to purchases of aircraft and rail equipment. These purchase commitments are fixed price, but are subject to customary price increases for future changes in inflation and manufacturing components. The aerospace equipment purchases are contracted for a specific model aircraft using a baseline aircraft specification at fixed prices, which reflect discounts from fair market purchase prices prevailing at the time of commitment. The delivery price of an aircraft may also change depending on the final specifications of the aircraft including engine thrust, aircraft weight and seating configuration. Equipment purchases are recorded at delivery date at the final purchase price paid, which includes purchase price discounts, price changes relating to specification changes and price increases relating to inflation and manufacturing components. The time from order placement to delivery for aerospace equipment may span several years, whereas for rail equipment, this time period is generally less than 18 months.

Mr. Kevin Vaughn
U.S. Securities and Exchange Commission
October 25, 2005
Page 18


      Also, please tell us how you evaluate any impairment related to your purchase commitments if they are not priced at market value at the time of purchase.

We make final payment for equipment ordered under forward commitments to the manufacturer on the day of delivery. In the case of aircraft, we evaluate the newly-delivered equipment for potential impairment using the same methodology as we use for other In-Production aircraft, as described in our response to Question 2 above. In the case of rail equipment, it is our experience that, due to the short time period between commitment and final purchase, the purchase price and the market value of newly delivered equipment do not differ significantly.

      Please provide us with your proposed disclosures.

We will modify our disclosures in future filings to disclose the terms of our purchase commitments, including the firm purchase price nature of our aircraft and rail asset commitments in accordance with the first paragraph of this response to this Question 6.

Note 20 - Certain Relationships and Related Transactions - page 89

7. Please tell us the following related to the finance receivables purchased from Dell Financial Services, L.P. and Snap-On Incorporated:

            o The methodology used to determine the premium paid and how you account for this premium; and

            o How you subsequently value the loans for the purposes of securitization.

Company response

            o The methodology used to determine the premium paid and how you account for this premium;

The premium for both the Dell Financial Services and Snap-on joint ventures is calculated based upon purchase rates as specified in the underlying joint venture agreements (i.e. the "Buy Rate"), which is expressed as a spread over corresponding U.S. Treasury rates prevailing at the time of purchase. The premium reflects the difference between the contractual interest rate and the Buy Rate for each receivable.

Upon the purchase of receivables, the premium paid is included in "Finance Receivables" on our balance sheet. The entry to record the premium is a debit to "Finance Receivables" and a credit to "Cash".

We recognize interest income at the "Buy Rate". The premium is amortized over the shorter of the contractual or actual life of the loan, resulting in an effective interest income method (i.e. level yield) over the life of the receivable. The amortization entry is a debit to "Interest Income" in the earnings statement and a credit to "Finance Receivables" in the balance sheet.

Mr. Kevin Vaughn
U.S. Securities and Exchange Commission
October 25, 2005
Page 19


            o How you subsequently value the loans for the purposes of securitization.

We apply the required financial components approach in SFAS 140 to our securitization transactions and the book value of loans securitized includes the amount of any remaining unamortized premium at the time such loans are sold.

Note 21 - Business Segment Information - page 89

8. In future filings, please revise your segment disclosures to include the following:

            o     Depreciation and amortization expense;

            o Equity in the net income of investees accounted for under the equity method and the amount of investment in equity method investees;

            o     Provision for credit losses; and

            o     Any other significant non-cash items.

      Please provide us with your proposed disclosure.

Company response

We will revise our segment disclosures in the notes to the financial statements in future filings to include depreciation expense related to our operating lease portfolio and the provision for credit losses. Equity in net income of investees, the investment in equity method investees and other non-cash items have not been significant and have not been reported to the chief operating decision makers as defined in paragraphs 27 and 28 of SFAS 131. If in the future these items become significant and are reported to the chief operating decision makers, we will modify our disclosure accordingly.

These modifications are presented in Exhibit I to this letter - Proforma segment note disclosure for the period ended June 30, 2005.

Note 22 - Legal Proceedings, page 91

9. Please tell us the following regarding the legal proceedings, and include the information in future filings:

            o Quantify any amounts already accrued in your financial statements, if any.

            o Quantify the amount of leases that will be charged off in connection with the settlement of the Attorneys General investigations related to the NorVergance Leases.

            o Disclose if you have concluded that additional losses are probable given the outcomes of the settled cases and tell us the basis for your conclusions.

            o Disclose an estimate of your possible loss or range of loss under these investigations, or state why an estimate cannot be made.

      Refer to paragraph 10 of SFAS 5.

Mr. Kevin Vaughn
U.S. Securities and Exchange Commission
October 25, 2005
Page 20


Company Response

Our litigation reserves for legal proceedings brought against us are established in accordance with SFAS 5. Such reserves were less than $1.0 million as of both September 30, 2005 and December 31, 2004. Because of the immaterial dollar amount of our litigation reserves and the ordinary course nature of the claims, we believe that disclosure of specific claims, other than the NorVergence related litigation and related regulatory actions, and the amount of our reserves is unnecessary. We will continue to evaluate the materiality of our legal proceedings and related reserves in connection with preparing our periodic reports and when a litigation matter becomes material, we will provide appropriate disclosure.

Our total exposure related to the NorVergence Leases was approximately $21.2 million at July 14, 2004, the date on which NorVergence, Inc. converted its bankruptcy proceeding from a Chapter 11 proceeding to a Chapter 7 proceeding and allegedly ceased providing services to the lessees. As of September 30, 2005, we had recognized approximately $20.1 million of cumulative charge-offs and established approximately $535 thousand of reserves related to the remaining book balance of the NorVergence Leases.

We have reached settlements with the Attorneys General in 15 states. In general, the various Attorney General settlements required customers in the applicable state to pay an amount equal to all past due amounts as of July 15, 2004 plus a percentage (up to 15%) of the balance due for the remainder of the lease term after July 15, 2004, less all payments made after July 15, 2004, and less two-thirds of the premiums paid for default option insurance prior to July 15, 2004. In some instances, where lessees had made payments after July 15, 2004 in excess of the amount due under the settlement, we were required to refund a portion of those payments to the customer. Slightly more than 50% of lessees accepted the settlement offer negotiated by the Attorneys General.

The above settlements, ongoing litigation involving customers that did not settle, and our judgment of the collectibility of the remaining account balances are the basis for our charge-offs and reserves.

We do not anticipate additional losses as a result of the Attorney General investigations. The only outstanding Attorney General investigation is in Texas, for which we have already established appropriate reserves.

Mr. Kevin Vaughn
U.S. Securities and Exchange Commission
October 25, 2005
Page 21


June 30, 2005 Form 10-Q

Management's Discussion and Analysis of Financial Condition and Results of Operations - page 21

Financial and Leasing Assets - page 32

10. Please tell us the following additional information regarding the sale of business aircraft assets:

            o Please quantify the amount of gain or loss recorded on the sale of these assets and tell us where the gain was recorded on the Consolidated Statements of Income; and

            o Tell us if the sale was to the offshore operations discussed on page 30.

Company response

The gain of $22.0 million on the sale of business aircraft assets was recorded in Other Income. Additional information relating to the sale of business aircraft assets was disclosed in MD&A section of our Form 10-Q for the period ended June 30, 2005 as follows:

      o     Page 22 - Results by Business Segment section:

            o "Equipment Finance returns for the quarter reflected the $22.0 million pretax gain from the sale of a majority of the business aircraft portfolio, while prior year to date also reflected improvement in the level of charge-offs."

      o Page 25 - Other Revenue section: Gain is shown as separate line item in table in the amount of $22.0 million under the caption "Gain on sale of business aircraft portfolio".

            o "During the second quarter, we sold the majority of the Equipment Finance business aircraft portfolio (approximately $900 million), resulting in a $22.0 million gain."

Mr. Kevin Vaughn
U.S. Securities and Exchange Commission
October 25, 2005
Page 22


The business aircraft assets were sold to GE Commercial Finance. The transfer of assets to the offshore operation in Ireland involved a wholly owned, consolidated subsidiary of CIT Group Inc. and is not related to the sale of the business aircraft assets.

                                    * * * * *

            If you have any questions concerning the matters referred to in this letter, please call the undersigned at (973) 740-5752.

                                                 Sincerely,

                                                 Joseph M. Leone
                                                 Vice Chairman and
                                                 Chief Financial Officer

cc:  Rebekah Moore
     Staff Accountant

Mr. Kevin Vaughn                                     Privileged and Confidential
U.S. Securities and Exchange Commission               Attorney-Client Privileged
October 25, 2005
Page 23                                                 DRAFT - October 25, 2005
                                    Exhibit I

                      Specialty    Specialty
                      Finance -    Finance -   Commercial   Corporate   Equipment   Capital    Total        Corporate
                      Commercial   Consumer    Services     Finance     Finance     Finance    Segments     and Other   Consolidated
Six Months Ended
  June 30, 2005
Net finance income    $577.4       $ 91.1      $ 61.7       $146.2      $ 93.0      $269.0     $1,238.4     $ 29.4      $1,267.8
Depreciation on
  operating lease
  equipment            283.5           --          --          5.7        21.8       167.8        478.8                    478.8
Provision for credit
  losses                44.2         17.4        12.1          7.7        13.3         0.4         95.1       (2.6)         92.5
Other revenue          179.2         38.1       136.3         63.3        70.3        13.8        501.0       29.4         530.4
Operating margin       428.9        111.8       185.9        196.1       128.2       114.6      1,165.5       61.4       1,226.9
Provision for
  income taxes          90.4         20.5        48.4         51.3        34.1        14.3        259.0      (23.2)        235.8
Net income            $154.2       $ 32.4      $ 79.9       $ 85.1      $ 55.5      $ 65.5     $  472.6     $(41.5)     $  431.1